Exhibit 4.24

Summary of Export Invoice Financing Master Agreements Between the Industrial and Commercial Bank of China and Hainan Jinpan Electric Co. Ltd.

During 2013 and 2014 to date, the Industrial and Commercial Bank of China (“ICBC”) and Hainan Jinpan Electric Co. Ltd. (“Hainan Jinpan”) entered into several Export Invoice Financing Master Agreements (“Financing Agreements”). Under the Financing Agreements, ICBC would loan funds to the Hainan that are secured by account receivables from certain international sales. As of December 31, 2013, Hainan Jinpan had a total outstanding balance of RMB 21.3 million(US$ 3.5 million) under these finance agreements.

To secure loans under the Financing Agreements, Hainan Jinpan must submit to ICBC an Export Invoice Financing Application (“Loan Application”). ICBC will determine whether to approve the Loan Application and set the loan amount, the interest rate, and the term of the loan.

Hainan Jinpan shall transfer and pledge to ICBC certain accounts receivables and ensure that payment received from customers are deposited into designated accounts, from which ICBC can draw payments for loan principal, interest, and any penalty interest incurred. If funds from accounts receivable were insufficient to make a loan payment, then Hainan Jinpan will ensure payment to ICBC from other available funds. ICBC can draw funds from all accounts of Hainan Jinpan (including accounts of unincorporated divisions) at ICBC or any of its branches. If there is any balance due after ICBC draws funds from Hainan Jinpan’s accounts, then ICBC has full recourse rights until payment is made in full.

Under the Financing Agreements, each of the following would constitute a breach:

(1)	Hainan Jinpan fails to carry out its obligations under the terms of the Financing Agreements;

(2)	From ICBC’s perspective, changes occurred in Hainan Jinpan’s operating and credit conditions, which impact its ability to carry out its obligations under the Financing Agreements;

(3)	Discontinuation of business, dissolution, liquidation, stoppage of operations and re-organization, revocation of business license, de-registration or petition for bankruptcy by Hainan Jinpan;

(4)	Hainan Jinpan becomes involved in major economic disputes or held accountable for incidents resulting from violating laws and regulations or industry standards on food safety, product safety, or environmental protection, which have a material adverse effect on its abilities to carry out obligations under the Financing Agreements;

(5)	Hainan Jinpan uses fake contacts with affiliate entities for transactions with no commercial substance to obtain funds or credit from ICBC or to evade ICBC’s claims through transactions with affiliated entities;

(6)	Changes occur in the collateral that are adverse to ICBC’s interests and Hainan Jinpan did not provide additional collateral demanded by ICBC; and

(7)	Other events that have a material adverse effect on Hainan Jinpan’s ability to carry out its obligations under the Finance Agreements.

In the event of breach by Hainan Jinpan, ICBC has the right to select one or more of the following measures:

(1)	Demand that Hainan Jinpan remedy the breach;
(2)	Stop distribution of funds;
(3)	Declare the outstanding loan balance to be immediately due, in which case Hainan Jinpan must immediate pay back the loan balance and accept responsibility for the breach;
(4)	Demand that Hainan Jinpan compensate ICBC for expenses incurred in collecting on its debt claim, including but not limited to attorney fees, valuation fees, auction fees, and etc.
(5)	Other measures according to the relevant laws and regulations, the terms of the Financing Agreements, or other measures deemed necessary by ICBC.

If Hainan Jinpan fails to repay the loan when due (including when the loan is declared due), then ICBC has the right to impose of penalty rate equal to 140% of the original interest rate starting from the day that payment of the loan is past due. If Hainan Jinpan fails to pay any interest due on time, then the penalty rate will apply to the unpaid interest.